Exhibit 99.5
16 October, 2006
SCOR group Appointment
Philippe Trainar is appointed Chief Economist of the SCOR group.
Philippe Trainar, 53, a former student at the French Ecole Nationale d’Administration (ENA), held several government posts between 1981 and 1999, notably as Financial Attaché to the German embassy (1985-1987), Economist in the Prime Minister’s office (1993-1995) and Deputy Director of the Ministry of Finance’s Forecast Department. Since 2000, Philippe Trainar has been Director of Economic, Financial and International Affairs at the French Federation of Insurance Companies (FFSA).
Philippe Trainar is a member of the Prime Minister’s Economic Analysis Board, the Tax and Social Security Contributions Board, the Pensions Board and the French Economic Commission. He is also Chief Editor of the French Economic Review.
2006 Communications Timetable

2006	Third Quarter Results	8 November 2006